Exhibit 99.1

news release

Hydro One announces Tim Hodgson as new Chair of the Board

TORONTO, July 2, 2019 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that Tim Hodgson has been appointed by the Board of Directors to serve as the Chair of the Board commencing August 1, 2019.

“I look forward to serving as Chair of this great company. Hydro One has an incredibly important mandate in serving the people of Ontario. This company is committed to outstanding service to nearly 1.4 million customers, reducing costs and continuing to invest in a safe and reliable electricity system that supports Ontario’s growing communities and thriving economies,” said Tim Hodgson, member of the Board of Directors, Hydro One. “The Board fully supports management’s focus on delivering greater value for its customers, employees, communities and shareholders.”

“Tim, who is a member of our Board, is a highly qualified leader with deep business and policy experience,” said Blair Cowper-Smith, Chair of Hydro One’s Governance Committee. “Tim has proven capabilities and experience enabling him to provide leadership to the Board as it carries out its oversight responsibilities of Hydro One.”

Mr. Hodgson is Managing Partner of Alignvest Management Corporation, a private alternative asset management firm, and is also a Director of Alignvest Acquisition II Corporation listed on the Toronto Stock Exchange. He is the Chair of the Investment Committee of PSP Investments, one of Canada’s largest pension investment managers which invests funds for the pension plans of the federal Public Service, the Canadian Armed Forces and the Royal Canadian Mounted Police. Mr. Hodgson’s background includes time as a Special Advisor to the Governor of the Bank of Canada, and a number of roles with Goldman Sachs including serving as Chief Executive Officer of Goldman Sachs Canada.

Mr. Hodgson replaces Tom Woods, who is stepping down from the Board of Directors effective July 31, 2019.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost

C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: momentum; continuous improvement; commitment to safety and service; vision and strategy; customer service; reliability and performance; connections; the Company’s transmission and distribution regulatory applications, related decisions and anticipated impacts; ongoing and planned investments, projects and initiatives; dividends; and transition of the Company’s senior management team. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For More Information

For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about our governance practices, corporate social responsibility, customer solutions, and further information about our business.

For further information, please contact: Investors: Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943; Media: Jay Armitage, Director, Corporate Communications, media.relations@hydroone.com, 416-345-6868